UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 17, 2021

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Fourth-Quarter and Full-Year 2020 Results,” dated February 17, 2021.

Exhibit

1.	Press Release dated February 17, 2021

Textainer Group Holdings Limited

Reports Fourth-Quarter and Full-Year 2020 Results

HAMILTON, Bermuda – (PRNewswire) – February 17, 2021 –Textainer Group Holdings Limited (NYSE: TGH; JSE: TXT) (“Textainer”, “the Company”, “we” and “our”), one of the world’s largest lessors of intermodal containers, today reported financial results for the fourth-quarter and full-year ended December 31, 2020.

Key Financial Information (in thousands except for per share and TEU amounts) and Business Highlights:

	QTD			Full-Year
	Q4 2020	Q3 2020	Q4 2019	2020	2019
Lease rental income	$161,491	$149,130	$151,555	$600,873	$619,760
Gain on sale of owned fleet containers, net	$7,820	$7,976	$3,134	$27,230	$21,397
Income from operations	$71,816	$54,109	$64,579	$221,599	$222,684
Net income attributable to Textainer Group Holdings Limited common shareholders	$44,260	$16,952	$28,782	$72,822	$56,724
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.87	$0.32	$0.50	$1.36	$0.99
Adjusted net income (1)	$41,147	$21,634	$10,977	$87,277	$55,375
Adjusted net income per diluted common share (1)	$0.81	$0.41	$0.19	$1.63	$0.96
Adjusted EBITDA (1)	$136,834	$118,960	$113,187	$476,210	$464,315
Average fleet utilization (2)	98.5%	96.0%	96.4%	96.6%	97.4%
Total fleet size at end of period (TEU) (3)	3,774,053	3,599,889	3,500,812	3,774,053	3,500,812
Owned percentage of total fleet at end of period	88.0%	87.1%	85.4%	88.0%	85.4%

(1)	Refer to the “Use of Non-GAAP Financial Information” set forth below.

(2)

Utilization is computed by dividing total units on lease in CEUs (cost equivalent unit) by the total units in our fleet in CEUs, excluding CEUs that have been designated as held for sale units and manufactured for us but have not yet been delivered to a lessee. CEU is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20-foot dry container. These factors may differ slightly from CEU ratios used by others in the industry.

(3)

TEU refers to a twenty-foot equivalent unit, which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20-foot container, thus a 20-foot container is one TEU and a 40-foot container is two TEU.

•	Net income of $44.3 million for the fourth quarter or $0.87 per diluted common share and $72.8 million for the full year or $1.36 per diluted common share;
•

Adjusted net income of $41.1 million for the fourth quarter, or $0.81 per diluted common share, as compared to $21.6 million, or $0.41 per diluted common share in the third quarter of 2020. Adjusted net income of $87.3 million for the full year, or $1.63 per diluted common share, an improvement of 58% as compared to $55.4 million, or $0.96 per diluted common share in the prior year;

•

Adjusted EBITDA of $136.8 million for the fourth quarter, as compared to $119.0 million in the third quarter of 2020. Adjusted EBITDA of $476.2 million for the full year, as compared to $464.3 million in the prior year;

•	Utilization averaged 98.5% for the fourth quarter, 96.6% for the full year, and is currently at 99.5%;
•	Invested $470 million in containers delivered during the fourth quarter, for a total investment of $1,080 million delivered through the end of the year, virtually all of which are currently on lease;
•	Our fleet reached a significant milestone, surpassing 4 million CEU as of December 31, 2020;
•

Issued $550 million of fixed-rate asset backed notes on February 10, 2021. Proceeds were used to pay down variable-rate bank facilities to create borrowing capacity for additional container investments; and

•

Repurchased 779,034 shares and 6,736,493 shares of common stock at an average price of $15.00 per share and $10.13 per share during the fourth quarter and full year of 2020, respectively, under the share repurchase program. As of the end of the fourth quarter, the remaining authority under the share repurchase program totaled $23.2 million.

“We are excited about the significant improvements in our financial performance and the continued very favorable market conditions. Our fourth quarter performance underscores the renewed strength of our business and provides sustainable momentum into the new year. For the quarter, lease rental income increased 8% to $161million and adjusted EBITDA increased 15% to $137 million. Our adjusted net income almost doubled to $41 million, or $0.81 per diluted common share. Our utilization rate averaged 98.5% during the quarter and today stands at 99.5%.” stated Olivier Ghesquiere, President and Chief Executive Officer of Textainer Group Holdings Limited.

Ghesquiere continued, “We reacted swiftly to the sharp rebound in cargo volumes that started last July by investing heavily in new containers in a timely manner. During the second half of 2020, we added a total of $890 million of containers into our fleet, including $470 million during the fourth quarter, substantially all of which are currently on lease. Moreover, we secured new container production in excess of $925 million for delivery during the first six months of 2021. While new container prices are currently at historically high levels, the average price of our upcoming 2021 orders is well below current levels and are substantially all pre-committed to leases with an average duration in excess of 10 years. These container investments will secure a stable stream of additional cash flows and profits over the next several years.

“In addition to significant container investments, we took a number of actions over the past year to strengthen our business, financial resources and long-term outlook. In particular, we bought back 12% of our shares during 2020. We lowered our borrowing costs to 3.1% and created additional capacity for container investments with the successful issuance of nearly $1.3 billion in asset backed financings in 2020, followed by a $550 million issuance recently completed in February at historically low rates.

“As we look into the new year, we continue to see high demand for cargo and containers. We remain focused on the continued discipline of our long-term strategic plan and strict profitability criteria that will ensure sustainable value creation to our shareholders,” concluded Ghesquiere.

Fourth-Quarter and Full-Year Results

Lease rental income increased $12.4 million from the third quarter of 2020 due to an increase in fleet size, utilization and average rental rate. Lease rental income for the year decreased $18.9 million from 2019, primarily due to lower utilization during the first half of 2020.

Gain on sale of owned fleet containers, net was essentially flat from the third quarter of 2020, as a reduction in the number of containers sold was offset by an increase in the average gain per container sold. Gain on sale of owned fleet containers, net for the year increased $5.8 million from 2019, primarily due to an increase in the average gain per container sold.

Direct container expense – owned fleet decreased $6.1 million from the third quarter of 2020, which includes lower storage costs and maintenance and handling expense resulting from an increase in utilization. Direct container expense – owned fleet for the year increased $9.4 million from 2019, which includes higher storage costs and maintenance and handling expense due to lower utilization during the first half of 2020.

Distribution to managed fleet container investors was flat from the third quarter of 2020 and, for the year decreased $36.5 million from 2019, in relation to the decrease in the managed fleet size resulting from the previously managed LAPCO fleet acquisition in December 2019.

General and administrative expense was flat from the third quarter of 2020. General and administrative expense for the year increased $3.7 million from 2019 primarily due to increases in personnel costs, including management incentive resulting from improved company performance and our IT enhancement project.

Bad debt recovery was $1.3 million in the fourth quarter of 2020 and $1.7 million for the year. This compares to a recovery of $2.1 million in the third quarter of 2020 and an expense of $2.0 million for 2019 and reflects improved collections on outstanding receivables during the second half of 2020.

Container lessee default recovery was $1.7 million for the year, resulting from cash payments received in full on a settlement agreement with a small insolvent customer that had previously defaulted and was written-off in 2018.

Interest expense decreased $1.2 million compared to the third quarter of 2020 and for the year decreased $30.0 million from 2019, due to a decrease in the average interest rate, partially offset by a higher average debt balance. Realized loss on derivative instruments, net, decreased $0.7 million compared to the third quarter of 2020. Realized loss (gain) on derivative instruments, net, changed from a $1.9 million gain in 2019 to a $12.3 million loss in 2020. The decrease in loss in the quarter and the change from gain to loss in the year was primarily due to an increase and a decrease in LIBOR rates, respectively.

Write off of unamortized deferred debt issuance costs and bond discounts amounted to $8.8 million in 2020, resulting from the early redemption of certain fixed-rate asset backed notes.

Conference Call and Webcast

A conference call to discuss the financial results for the fourth quarter and full year of 2020 will be held at 5:00 pm Eastern Time on Wednesday, February 17, 2021. The dial-in number for the conference call is 1-877-407-9039 (U.S. & Canada) and 1-201-689-8470 (International). The call and archived replay may also be accessed via webcast on Textainer’s Investor Relations website at http://investor.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers with approximately 3.8 million TEU in our owned and managed fleet. We lease containers to approximately 250 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, refrigerated intermodal containers, and dry freight specials. We also lease tank containers through our relationship with Trifleet Leasing and are a supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from our fleet, we buy older containers from our shipping line customers for trading and resale. We sold an average of approximately 150,000 containers per year for the last five years to more than 1,500 customers making us one of the largest sellers of used containers. Textainer operates via a network of 14 offices and approximately 400 independent depots worldwide. Textainer has a primary listing on the New York Stock Exchange (NYSE: TGH) and a secondary listing on the Johannesburg Stock Exchange (JSE: TXT). Visit www.textainer.com for additional information about Textainer.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: (i) Our fourth quarter performance underscores the renewed strength of our business and provides sustainable momentum into the new year; (ii) Our container investments will secure a stable stream of additional cash flows and profits over the next several years; (iii) As we look into the new year, we continue to see high demand for cargo and containers; (iv) Our long-term strategic plan and strict profitability criteria will ensure sustainable value creation to our shareholders; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 30, 2020.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Textainer Group Holdings Limited

Investor Relations

Phone: +1 (415) 658-8333

ir@textainer.com

###

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Operations

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended December 31,				Years Ended December 31,
	2020		2019		2020		2019
Revenues:
Lease rental income - owned fleet		$146,118		$127,304		$538,425		$517,859
Lease rental income - managed fleet		15,373		24,251		62,448		101,901
Lease rental income		161,491		151,555		600,873		619,760

Management fees - non-leasing		1,547		1,767		5,271		7,590

Trading container sales proceeds		7,274		20,959		31,941		58,734
Cost of trading containers sold		(5,896)		(18,965)		(28,409)		(51,336)
Trading container margin		1,378		1,994		3,532		7,398

Gain on sale of owned fleet containers, net		7,820		3,134		27,230		21,397

Operating expenses:
Direct container expense - owned fleet		10,315		11,760		55,222		45,831
Distribution expense to managed fleet container investors		14,092		22,323		57,311		93,858
Depreciation expense		65,609		66,129		261,665		260,372
Amortization expense		806		517		2,572		2,093
General and administrative expense		11,008		9,504		41,880		38,142
Bad debt (recovery) expense, net		(1,342)		(648)		(1,668)		2,002
Container lessee default (recovery) expense, net		(68)		149		(1,675)		7,867
Gain on insurance recovery and legal settlement		—		(14,040)		—		(14,881)
Gain on settlement of pre-existing management agreement		—		(1,823)		—		(1,823)
Total operating expenses		100,420		93,871		415,307		433,461
Income from operations		71,816		64,579		221,599		222,684
Other (expense) income:
Interest expense		(27,973)		(37,486)		(123,230)		(153,185)
Write-off of unamortized deferred debt issuance costs and bond discounts		—		—		(8,750)		—
Interest income		52		458		531		2,505
Realized (loss) gain on derivative instruments, net		(3,395)		(763)		(12,295)		1,946
Unrealized gain (loss) on derivative instruments, net		3,390		2,873		(6,044)		(15,442)
Other, net		685		6		1,488		(4)
Net other expense		(27,241)		(34,912)		(148,300)		(164,180)
Income before income tax and noncontrolling interest		44,575		29,667		73,299		58,504
Income tax benefit (expense)		463		(478)		374		(1,948)
Net income		45,038		29,189		73,673		56,556
Less: Net (income) loss attributable to the noncontrolling interest	(778)		(407)		(851)		168
Net income attributable to Textainer Group Holdings Limited common shareholders	$44,260		$28,782		$72,822		$56,724
Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.88		$0.51		$1.37		$0.99
Diluted	$0.87		$0.50		$1.36		$0.99
Weighted average shares outstanding (in thousands):
Basic	50,517		56,923		53,271		57,349
Diluted	51,110		57,070		53,481		57,459

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

(Unaudited)

(All currency expressed in United States dollars in thousands)

	December 31, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$131,018	$180,552
Accounts receivable, net of allowance of $2,663 and $6,299, respectively	108,578	109,384
Net investment in finance leases, net of allowance of $169 and $0, respectively	78,459	40,940
Container leaseback financing receivable, net of allowance of $98 and $0, respectively	27,076	20,547
Trading containers	9,375	11,330
Containers held for sale	15,629	41,884
Prepaid expenses and other current assets	13,713	14,816
Due from affiliates, net	1,509	1,880
Total current assets	385,357	421,333
Restricted cash	74,147	97,353
Containers, net of accumulated depreciation of $1,619,591 and $1,443,167, respectively	4,125,052	4,156,151
Net investment in finance leases, net of allowance of $1,164 and $0, respectively	801,501	254,363
Container leaseback financing receivable, net of allowance of $326 and $0, respectively	336,792	251,111
Fixed assets, net of accumulated depreciation of $12,918 and $12,266, respectively	746	1,128
Intangible assets, net of accumulated amortization of $47,931 and $45,359, respectively	2,719	5,291
Derivative instruments	47	135
Deferred taxes	1,153	1,388
Other assets	13,862	14,364
Total assets	$5,741,376	$5,202,617
Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses	$24,385	$23,404
Container contracts payable	231,647	9,394
Other liabilities	2,288	2,636
Due to container investors, net	18,697	21,978
Debt, net of unamortized costs of $8,043 and $8,120, respectively	408,365	242,433
Total current liabilities	685,382	299,845
Debt, net of unamortized costs of $18,639 and $21,446, respectively	3,706,979	3,555,296
Derivative instruments	29,235	13,778
Income tax payable	10,047	9,909
Deferred taxes	6,491	7,789
Other liabilities	16,524	30,355
Total liabilities	4,454,658	3,916,972
Equity:
Textainer Group Holdings Limited shareholders' equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; 58,740,919 shares issued and 50,495,789 shares outstanding at 2020; 58,326,555 shares issued and 56,817,918 shares outstanding at 2019	587	583
Treasury shares, at cost, 8,245,130 and 1,508,637 shares, respectively	(86,239)	(17,746)
Additional paid-in capital	416,609	410,595
Accumulated other comprehensive loss	(9,744)	(511)
Retained earnings	938,395	866,458
Total Textainer Group Holdings Limited shareholders’ equity	1,259,608	1,259,379
Noncontrolling interest	27,110	26,266
Total equity	1,286,718	1,285,645
Total liabilities and equity	$5,741,376	$5,202,617

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Years Ended December 31,
	2020	2019
Cash flows from operating activities:
Net income	$73,673	$56,556
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	261,665	260,372
Bad debt (recovery) expense, net	(1,668)	2,002
Container (recovery) write-off from lessee default, net	(260)	7,179
Unrealized loss on derivative instruments, net	6,044	15,442
Amortization and write-off of unamortized deferred debt issuance costs and accretion of bond discounts	16,862	7,953
Amortization of intangible assets	2,572	2,093
Gain on sale of owned fleet containers, net	(27,230)	(21,397)
Gain on settlement of pre-existing management agreement	—	(1,823)
Share-based compensation expense	4,723	4,388
Changes in operating assets and liabilities	59,874	95,780
Total adjustments	322,582	371,989
Net cash provided by operating activities	396,255	428,545
Cash flows from investing activities:
Purchase of containers and fixed assets	(746,145)	(466,993)
Payment on container leaseback financing receivable	(116,263)	(281,445)
Payments for Leased Assets Pool Company Limited, net of cash acquired	—	(171,841)
Proceeds from sale of containers and fixed assets	151,021	150,742
Receipt of principal payments on container leaseback financing receivable	21,485	7,745
Net cash used in investing activities	(689,902)	(761,792)
Cash flows from financing activities:
Proceeds from debt	2,114,260	1,439,223
Principal payments on debt	(1,799,870)	(1,049,857)
Purchase of treasury shares	(68,493)	(8,597)
Proceeds from container leaseback financing liability, net	—	17,448
Principal repayments on container leaseback financing liability, net	(12,825)	—
Debt issuance costs	(13,637)	(9,417)
Issuance of common shares upon exercise of share options	1,295	126
Dividends paid to noncontrolling interest	—	(2,744)
Net cash provided by financing activities	220,730	386,182
Effect of exchange rate changes	177	42
Net (decrease) increase in cash, cash equivalents and restricted cash	(72,740)	52,977
Cash, cash equivalents and restricted cash, beginning of the year	277,905	224,928
Cash, cash equivalents and restricted cash, end of the year	$205,165	$277,905

Use of Non-GAAP Financial Information

To supplement Textainer’s consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), the company uses non-GAAP measures of certain components of financial performance. These non-GAAP measures include adjusted net income, adjusted net income per diluted common share, adjusted EBITDA, headline earnings and headline earnings per basic and diluted common share.

Management believes that adjusted net income and adjusted net income per diluted common share are useful in evaluating Textainer’s operating performance, as we intend to hold derivative instruments until maturity and any unrealized gain or loss on derivative instruments is a non-cash, non-operating item. Management considers adjusted EBITDA a widely used industry measure and useful in evaluating Textainer’s ability to fund growth and service long-term debt and other fixed obligations. Headline earnings is reported as a requirement of Textainer’s listing on the JSE. Headline earnings and headline earnings per basic and diluted common shares are calculated from net income which has been determined based on GAAP.

Reconciliations of these non-GAAP measures to the most directly comparable GAAP measures are included in the tables below for the three and twelve months ended December 31, 2020 and 2019 and for the three months ended September 30, 2020.

Non-GAAP measures are not financial measures calculated in accordance with GAAP and are presented solely as supplemental disclosures. Non-GAAP measures have limitations as analytical tools, and should not be relied upon in isolation, or as a substitute to net income, income from operations, cash flows from operating activities, or any other performance measures derived in accordance with GAAP. Some of these limitations are:

•	They do not reflect cash expenditures, or future requirements, for capital expenditures or contractual commitments;
•	They do not reflect changes in, or cash requirements for, working capital needs;
•	Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on debt;
•

Although depreciation expense and container impairment are a non-cash charge, the assets being depreciated may be replaced in the future, and neither adjusted EBITDA, adjusted net income or adjusted net income per diluted common share reflects any cash requirements for such replacements;

•	They are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and
•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended,			Years Ended,
	December 31, 2020	September 30, 2020	December 31, 2019	December 31, 2020	December 31, 2019
	(Dollars in thousands)			(Dollars in thousands)
	(Unaudited)			(Unaudited)
Reconciliation of adjusted net income:
Net income attributable to Textainer Group Holdings Limited common shareholders	$44,260	$16,952	$28,782	$72,822	$56,724
Adjustments:
Write-off of unamortized deferred debt issuance costs and bond discounts	—	8,628	—	8,750	—
Unrealized (gain) loss on derivative instruments, net	(3,390)	(4,161)	(2,873)	6,044	15,442
Gain on insurance recovery and legal settlement	—	—	(14,040)	—	(14,881)
Gain on settlement of pre-existing management agreement	—	—	(1,823)	—	(1,823)
Impact of reconciling items on income tax	37	(42)	551	(142)	378
Impact of reconciling items attributable to the noncontrolling interest	240	257	380	(197)	(465)
Adjusted net income	$41,147	$21,634	$10,977	$87,277	$55,375

Adjusted net income per diluted common share	$0.81	$0.41	$0.19	$1.63	$0.96

	Three Months Ended,			Years Ended,
	December 31, 2020	September 30, 2020	December 31, 2019	December 31, 2020	December 31, 2019
	(Dollars in thousands)			(Dollars in thousands)
	(Unaudited)			(Unaudited)
Reconciliation of adjusted EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$44,260	$16,952	$28,782	$72,822	$56,724
Adjustments:
Interest income	(52)	(23)	(458)	(531)	(2,505)
Interest expense	27,973	29,123	37,486	123,230	153,185
Write-off of unamortized deferred debt issuance costs and bond discounts	—	8,628	—	8,750	—
Realized loss (gain) on derivative instruments, net	3,395	4,107	763	12,295	(1,946)
Unrealized (gain) loss on derivative instruments, net	(3,390)	(4,161)	(2,873)	6,044	15,442
Gain on insurance recovery and legal settlement	—	—	(14,040)	—	(14,881)
Gain on settlement of pre-existing management agreement	—	—	(1,823)	—	(1,823)
Income tax (benefit) expense	(463)	(152)	478	(374)	1,948
Net income (loss) attributable to the noncontrolling interest	778	494	407	851	(168)
Depreciation expense	65,609	65,374	66,129	261,665	260,372
Container (recovery) write-off from lessee default, net	(122)	33	25	(1,647)	7,179
Amortization expense	806	645	517	2,572	2,093
Impact of reconciling items attributable to the noncontrolling interest	(1,960)	(2,060)	(2,206)	(9,467)	(11,305)
Adjusted EBITDA	$136,834	$118,960	$113,187	$476,210	$464,315

	Three Months Ended,			Years Ended,
	December 31, 2020	September 30, 2020	December 31, 2019	December 31, 2020	December 31, 2019
	(Dollars in thousands)			(Dollars in thousands)
	(Unaudited)			(Unaudited)
Reconciliation of headline earnings:
Net income attributable to Textainer Group Holdings Limited common shareholders	$44,260	$16,952	$28,782	$72,822	$56,724
Adjustments:
Container impairment	590	3,074	4,348	9,447	21,417
Gain on insurance recovery and legal settlement	—	—	(14,040)	—	(14,881)
Gain on settlement of pre-existing management agreement	—	—	(1,823)	—	(1,823)
Impact of reconciling items on income tax	(4)	(28)	477	(90)	319
Impact of reconciling items attributable to the noncontrolling interest	(5)	(85)	100	(248)	(363)
Headline earnings	$44,841	$19,913	$17,844	$81,931	$61,393

Headline earnings per basic common share	$0.89	$0.38	$0.31	$1.54	$1.07
Headline earnings per diluted common share	$0.88	$0.38	$0.31	$1.53	$1.07

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2021

Textainer Group Holdings Limited

/s/ OLIVIER GHESQUIERE
Olivier Ghesquiere
President and Chief Executive Officer